Filed Pursuant To Rule 433

Registration No. 333-209926

April 14, 2016

Gold’s $33 billion man: Don’t be a doubter; keep buying

Posted to CNBC.com

April 14, 2016

Eric Rosenbaum | @erprose

Gold’s first-quarter rally was staggering: It was the best quarter for gold in 30 years. The State Street Global Advisors’ $33 billion SPDR Gold Trust (GLD) took in $7 billion, more than outweighing all it lost in shareholder redemptions in 2014 and 2015. Gold is up 18 percent year-to-date through April 12.

So what’s next for the wise investor? After another few days of risk-on equities’ rallying, is it time to take profits in gold? Or follow Warren Buffett’s advice, repeated in various forms over the years, to steer clear of the precious metal?

George Milling-Stanley, head of the gold strategy team at State Street Global Advisors, thinks the first quarter move into gold was not hot money and is sustainable.

“We think most people were dangerously underweight gold or out of the market altogether,” Milling-Stanley said in a recent interview with CNBC, conducted at the end of the first quarter’s unprecedented gold run.

Here’s an edited transcript of the State Street gold guru’s views on the precious metal and where it will end the year. (In the first three days of trading this week, gold moved between $1,240 and $1,260. In the past 30 days, it has moved as low as $1,213 and as high as $1,269.)

CNBC: Where will gold end the year?

I would like to see gold go up steadily by about $100 in 2016, so to the $1,350 to $1,375 level by Christmas. That would be sustainable.

There is more risk to the upside than downside. We tested the downside last year, and there was good trading support at the $1,050 level. So we’ve moved up the bottom of the expected range to $1,150-$1,200. The lower band moving up is of course a sign that there’s danger related to hot money. Hot money came flooding in and drove up the price of gold in 2011, and some of that money could come back in. So it could go up a bit further and faster than we would like. A steady, $100 rise would be healthier.

CNBC: You’ve talked in the past about four factors that kept a lid on the gold trade in recent years: (1) the strength of the dollar, (2) the continued absence of inflation, (3) the extraordinary strength in U.S. equities and (4) complacency. Now you think that’s all changed?

People ask what was different in the first 10 weeks of this year compared to the previous four years since the gold bubble burst. I come back to these four factors.

The dollar trade will not be as monolithic as it has been. We have this strange situation with the dollar. The country wants a weaker dollar, but every other country wants a weaker currency, too, and they are doing a better job than us. But we won’t see sustained dollar depreciation.

We still haven’t seen inflation in terms of core (CPI). The Fed is maybe closer to achieving its 2 percent target, though we haven’t seen it. The Fed will be very cautious, and that is a big shift from what they are saying, down to two hikes, and they left open that could change, too. It could be one-and-done at this point.

Even though equities have recovered somewhat, there is no threat anymore of a 15 percent year for equities. Equities are not posing a problem.

A big factor is the change in the perception of risk, which has done a 180, even if the risks haven’t changed. People are looking for risk-off assets. Risk-off trading was enough to give us a $200 rise. The perception of a riskier environment is liable to be what’s governing here.

[In a recent CNBC television interview, market strategists said to Milling-Stanley that risk assets — including high-yield debt, which had Q1 net inflows of $7 billion — and stocks have rallied, but Milling-Stanley was not convinced. “If you look through January, February and the first half of March, risk-off is what all the conversations were about. You’re just looking at the last two weeks if you’re talking about risk-on again. … Stocks are still volatile if up recently,” he told CNBC’s Power Lunch.]

CNBC: Any investor who got in on the first-quarter rally could exit with a big gain. So why stay invested in gold?

Clients are still looking for risk-off trades. I’m now talking to financial advisors about rebuilding strategic allocations.

I think to a large extent it’s investor buying, not hot money. But it’s a lot easier to make the argument for a strategic position in gold when the price is going up. I think there is a good strategic argument for gold, and of course it’s better if the price is going up.

I’m told the interest is coming across the board from institutions and individual investors. For 40-something years, since I first got into gold investing in the 1970s, people have been saying it doesn’t pay a return. Well, guess what? Not much else does these days, either. People are charging you to store money. GLD costs less at 40 basis points annually than holding Swiss francs.

People have not missed the boat. Just five years ago gold was $500-$600 dollars higher than today. Anyone who wanted to sell back gold or wanted profit taking at $1,800 already did so. So I’m not expecting a surge in people selling back or recycling until gold goes a lot higher. This thing could run. I won’t say it’s going to, but it could. It showed us in 2011 it could go up dramatically.

CNBC: If investors are driving gold higher, does the fundamental supply-and-demand situation in the metals market still matter?

This is a sustainable level, given what’s going on in supply demand. Cost pressures on producers are rising, and that has contributed to mine production being down for the first time since 2008. Yes, emerging market economies will move back and forth between looking strong and then less strong, but even if China is only growing at 3 percent to 7 percent, that’s the best growth in the world. Jewelry demand in those emerging market areas will be good.

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